LMR LAND COMPANY, LTD.
3310 West End Avenue, Suite 490
Nashville, TN 37203
615-292-1040 Fax 615-292-2003

June 9, 2005

United States
Securities and Exchange Commission
Division of Corporation Finance
Washington, D. C. 20549
Attention: Howard Efron, Mail Stop 4561

RE: LMR Land Company, Ltd.
Form 10-K for the fiscal year ended Decmeber 31, 2004
Filed March 29, 2005
File No. 0-16727

Ladies and Gentlemen:

Pursuant to the letter from the U. S. Securities and Exchange Commission, dated May 25, 2005, to LMR Land Company, Ltd. (the "Partnership"), the Partnership hereby acknowledges the following with respect to the above-captined Form 10-K and its Form 10-K/A filed on June 9, 2005:

  the Partnership is responsible for the adequeacy and accuracy of the disclosure in the Form 10-K, the Form 10-K/A and in any amendments to the Form 10-K which may be later filed with the Commission;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or Form 10-K/A; and

  the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pursuant to the letter from the U. S. Securities and Exchange Commission, dated May 25, 2005, to LMR Land Company, Ltd., the Partnership hereby responds to your comment number 1 to Controls and Procedures with Amendment No. 1 to the annual report on Form 10-K. This Amendment revises the language in Part II, Item 9(a) Controls and Procedures, and paragraph 4(b) of Exhibits 31.1 and 31.2 to accurately reflect the timing of the evaluation of controls and procedures by the President and Vice President of the General Partner of the Registrant. Specifically, we are clarifying our previous disclosure to state the evaluation date as of December 31, 2004; where originally reported as "within 90 days of the filing date of this report" (the original Form 10-K, filed on March 29, 2005).

We appreciate you timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact Mary Anne Collins at 615-292-1040.

Sincerely,
LMR Land Company, Ltd.
By: 222 LMR, Ltd.
General Partner
By: 222 Partners, Inc.
general partner

By: /s/Michael A. Hartley
Vice President and Chief Financial Officer